                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                  Adaptec, Inc.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    00651F108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,717,587
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,717,587
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,717,587
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,717,587
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,717,587
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,717,587
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,717,587
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,717,587
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,717,587
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates to shares of the Common Stock,  $.001 par value (the  "Shares"),  of Adaptec,  Inc. (the  "Issuer").  The address of the principal executive offices of the Issuer is 691 S. Milpitas Blvd.,  Milpitas,
California 95035.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase price of the 12,717,587 Shares owned by Steel
Partners II is $46,833,650, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 118,343,553  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  quarterly  report on
Form 10-Q for the period ended  December 31, 2006 filed with the  Securities and
Exchange Commission on February 6, 2007.

            As of the close of  business  on March 9, 2007,  Steel  Partners  II beneficially owned 12,717,587 Shares,  constituting  approximately  10.7% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 12,717,587  Shares owned by Steel Partners
II,  constituting  approximately  10.7% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 12,717,587 Shares owned by Steel Partners II,  constituting approximately 10.7% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect to the  12,717,587  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            (b) By virtue of his positions  with Partners LLC and Steel Partners
II,  Mr.  Lichtenstein  has the sole  power to vote and  dispose  of the  Shares reported in this Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
               Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated March
               9, 2007.

            2. Powers of Attorney.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2007                STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney-In-Fact for Warren G.Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney-In-Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    As Attorney-In-Fact for Warren G.
                                    Lichtenstein

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

              Transactions in the Shares During the Past 60 Days
              --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          450,900                    3.6292                  02/09/07
          132,308                    3.6532                  02/12/07
          627,460                    3.6872                  02/13/07
          428,000                    3.6849                  02/14/07
          200,000                    3.6788                  02/14/07
          660,700                    3.6825                  02/15/07
          108,300                    3.6641                  02/16/07
          700,743                    3.6828                  02/20/07
           17,500                    3.6700                  02/20/07
          812,080                    3.6989                  02/21/07
          143,000                    3.7200                  02/22/07
          259,574                    3.7711                  02/26/07
          821,338                    3.7065                  02/27/07
          760,121                    3.6580                  02/28/07
        3,527,762                    3.6393                  03/01/07
        1,600,000                    3.6281                  03/02/07
          122,400                    3.4700                  03/05/07
           47,700                    3.5472                  03/06/07
          385,800                    3.6316                  03/07/07
          554,501                    3.6918                  03/08/07
          357,400                    3.6977                  03/09/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                            Page
      -------                                                            ----

1.    Joint Filing  Agreement by and among Steel  Partners II,            11
      L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein,
      dated March 9, 2007.

2.    Powers of Attorney.                                              12 to 14

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated March 9,
2007 (including amendments thereto) with respect to the Common Stock of Adaptec,
Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 9, 2007                STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney-In-Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney-In-Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    As Attorney-In-Fact for Warren G.
                                    Lichtenstein

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. Execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. Do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. Take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        --------------------------
By:  Steel Partners, L.L.C.             Warren G. Lichtenstein
     General Partner                    Managing Member

By:  /s/ Warren G. Lichtenstein     /s/ Warren G. Lichtenstein
     --------------------------     --------------------------
     Warren G. Lichtenstein         Warren G. Lichtenstein
     Managing Member

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. Execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. Do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. Take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        --------------------------
By:  Steel Partners, L.L.C.             Warren G. Lichtenstein
     General Partner                    Managing Member

By:  /s/ Warren G. Lichtenstein     /s/ Warren G. Lichtenstein
     --------------------------     --------------------------
     Warren G. Lichtenstein         Warren G. Lichtenstein
     Managing Member

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. Execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. Do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. Take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
By:   Steel Partners, L.L.C.            Warren G. Lichtenstein
      General Partner                   Managing Member

By:  /s/ Warren G. Lichtenstein     /s/ Warren G. Lichtenstein
     --------------------------     --------------------------
     Warren G. Lichtenstein         Warren G. Lichtenstein
     Managing Member